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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VIAD CORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92552R40 6
(CUSIP Number)
February 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92552R40 6	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS: Viad Corp Employees Stock Ownership Plan & Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-1169950--005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	5	SOLE VOTING POWER:

NUMBER OF		1,168,423

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,168,423

WITH:	8	SHARED DISPOSITIVE POWER:

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,168,423

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	Employee Benefit Plan (EP) and Trust

CUSIP No. 92552R40 6	SCHEDULE 13G	PAGE 3 OF 4 PAGES

Item 1. (a)	Name of Issuer:
Viad Corp

Item 1. (b)	Address of Issuer’s Principal Executive Offices:
1850 North Central Avenue, Suite 800
Phoenix, Arizona 85004-4545

Item 2. (a)	Name of Person Filing:
Viad Corp Employees Stock Ownership Plan & Trust

Item 2. (b)	Address of Principal Business Office or, if none, Residence:
1850 North Central Avenue, Suite 800
Phoenix, Arizona 85004-4545

Item 2. (c)	Citizenship:
Not Applicable. Employee Benefit Plan and Trust.

Item 2. (d)	Title of Class of Securities:
Common Stock, $1.50 par value per share

Item 2. (e)	CUSIP Number:
92552R40 6

Item 3.	The person filing is:
(f)  [ X]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership
          Information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
          (a) Amount beneficially owned: 1,168,423
          (b) Percent of class: 5.2%
          (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,168,423
(ii)Shared power to vote or to direct the vote: 0
(iii)Sole power to dispose or to direct the dispositive of: 1,168,423
(iv)Shared power to dispose or to direct the dispositive of: 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

CUSIP No. 92552R40 6	SCHEDULE 13G	PAGE 4 OF 4 PAGES

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIAD CORP EMPLOYEES STOCK OWNERSHIP PLAN AND TRUST
Date: February 14, 2006	By:	/s/ Scott E. Sayre
Scott E. Sayre
Trustee, Viad Corp Employees Stock Ownership Trust